SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
RC2 Corporation
(Name of Subject Company)
Galaxy Dream Corporation
(Offeror)
An indirect wholly-owned subsidiary of
Tomy Company, Ltd.
(Parent of Offeror)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)
Takahiro Ishidate
General Manager, Business Administration
Tomy Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit Index

Exhibit	Description
99.1	Joint Press Release issued by Tomy Company, Ltd. and RC2 Corporation on March 10, 2011
99.2	English Translation of the press release filed by Tomy Company, Ltd. with the Tokyo Stock Exchange on March 11, 2011
99.3	Materials for Tomy Company, Ltd.’s Investor Presentation on March 11, 2011
99.4	English translation of Japanese language email/facsimile invitation to Tomy Company, Ltd.’s press conference dated March 11, 2011
99.5	English translation of Japanese language email/facsimile invitation to Tomy Company, Ltd.’s investor conference dated March 11, 2011